

David Holechek · 3rd

Director, Editor, producer

Los Angeles, California · 478 connections · **Contact info**

 **44 Blue Productions**

**Vanguard University
Southern California**

Experience



Supervising Producer/Editor
44 Blue Productions
Mar 2012 – Present · 8 yrs 8 mos

- Supervising Producer and Editor on season 9, 10 and 11 of Animal Planet's "Pit Bulls and Parolees".
- Supervising Editor on seasons 5, 6, 7 and 8 of Animal Planet's "Pit Bulls and Parolees".
- Editor on season 4 of Animal Planet's "Pit Bulls and Parolees".
- Editor on A&E's "Nightwatch Nation".
- Editor on Lifetime's "Killer Kids".
- Editor on pilot episode of "Copswap" produced for TNT Network.

Director, DP, producer, editor
Duality Filmworks
Oct 2009 – Present · 11 yrs 1 mo

- Directed award-winning science fiction short film "Cradle". Awards include Best Sci Fi Film at the New York Short Film Festival.
- Directed main title sequence for Comedy Central's "Comedy Jam".
- Cinematographer on the multiple award-winning and SXSW official selection, "The ...**see mor**

Editor



all3media · Contract
Feb 2020 – Present · 9 mos
Santa Monica, California, United States
Editor on season 2 of "Uncharted" starring Gordo



Editor
Leftfield Pictures
Apr 2018 – Jul 2020 · 2 yrs 4 mos
Sherman Oaks, California

Edited inaugural season of Animal Planet's "Wolve
"Surviving Joe Exotic."



Editor
FOX Sports
Sep 2010 – Jan 2016 · 5 yrs 5 mos
Santa Monica, CA

- Edited award-wining 'A Soldier's Story' - a Memc
- Edited bio pieces on US Women's Soccer stars A
Laroux (won three bronze Telly Awards).
- Edited 'The Boxer and the Preacher' - a bio piec

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Education

Vanguard University of Southern California
Bachelor's degree, Communication and Media Stu
2001 – 2004



Saddleback College
Journalism
1999 – 2001

Skills & Endorsements

Post Production · 18

Katrina Bitner and 17 connections have given endorsements for this skill

Film · 14

 Endorsed by **James Duke, who is highly skilled at this**

Video Production · 12

Tim Ellis and 11 connections have given endorsements for this

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